Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for March 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for March 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In March 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 60.44% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 50.72%, 93.57% and 81.38%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 72.33%. Of which, passenger traffic for domestic, regional and international routes decreased by 64.14%, 98.26% and 89.98%, respectively as compared to the same period last year. The passenger load factor was 58.16%, representing a decrease of 24.99 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 22.59 percentage points, 57.27 percentage points and 38.67 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in March 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 38.62% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 18.09% as compared to the same period last year. The cargo and mail load factor was 69.69%, representing an increase of 17.46 percentage points as compared to the same period last year.

In March 2020, the Group terminated the lease of two aircraft, including one A330-300 aircraft and one A319 aircraft. As of the end of March 2020, the Group operated a fleet of 859 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	6	46
Airbus 320 Series	94	95	126	315
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	19	0	27
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	13	19
ARJ21	1	0	0	1
Total	286	257	316	859

KEY OPERATION DATA OF MARCH 2020

Capacity	March 2020			Cumulative 2020
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	5,619.22	148.95	–64.14	22,647.65	–52.04
Regional	5.13	–57.09	–98.26	175.30	–79.88
International	685.34	–42.25	–89.98	9,597.38	–54.59
Total	6,309.69	82.58	–72.33	32,420.33	–53.17
RTK (in million)
Domestic	581.83	146.97	–61.99	2,244.93	–50.27
Regional	1.16	–4.49	–95.97	17.71	–78.45
International	517.39	32.55	–54.29	2,014.47	–35.84
Total	1,100.38	75.47	–59.11	4,277.11	–44.71
RTK - Cargo and Mail (in million)
Domestic	86.83	113.81	–36.28	275.43	–28.42
Regional	0.71	282.28	–70.88	2.45	–60.42
International	457.23	58.54	–13.13	1,183.74	–8.62
Total	544.76	65.48	–18.09	1,461.63	–13.33
Passengers carried (in thousand)
Domestic	3,616.21	155.53	–64.89	14,512.03	–52.86
Regional	4.84	–56.18	–97.86	152.96	–77.20
International	133.40	–42.68	–91.82	2,180.96	–55.68
Total	3,754.45	126.31	–69.12	16,845.95	–53.69
Cargo and mail carried (in thousand tonnes)
Domestic	52.57	108.06	–38.06	167.01	–29.76
Regional	0.66	282.72	–68.94	2.25	–58.92
International	49.58	57.24	–18.34	134.40	–10.39
Total	102.81	80.46	–30.40	303.66	–22.78

Capacity	March 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	9,305.85	92.90	–50.72	33,489.43	–41.45
Regional	24.19	–29.17	–93.57	317.32	–72.24
International	1,519.66	–38.67	–81.38	13,916.10	–44.75
Total	10,849.71	47.89	–60.44	47,722.85	–42.87
ATK (in million)
Domestic	1,019.99	90.92	–52.47	3,779.24	–42.16
Regional	3.50	–10.17	–91.86	37.61	–71.60
International	734.73	7.66	–52.68	3,221.68	–29.59
Total	1,758.22	44.04	–53.01	7,038.53	–37.39
ATK - Cargo and Mail (in million)
Domestic	182.46	82.29	–59.12	765.19	–44.80
Regional	1.33	60.53	–85.58	9.05	–69.39
International	597.96	30.15	–26.90	1,969.23	–14.70
Total	781.75	39.51	–38.62	2,743.47	–26.34

Load Factor	March 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	60.38	13.59	–22.59	67.63	–14.93
Regional	21.22	–13.80	–57.27	55.24	–20.97
International	45.10	–2.79	–38.67	68.97	–14.94
Total	58.16	11.05	–24.99	67.93	–14.94
Cargo and Mail Load Factor
Domestic	47.59	7.02	17.06	36.00	8.24
Regional	53.36	30.95	26.93	27.08	6.13
International	76.46	13.69	12.12	60.11	4.00
Total	69.69	10.94	17.46	53.28	8.00
Overall Load Factor (RTK/ATK)
Domestic	57.04	12.94	–14.30	59.40	–9.69
Regional	32.97	1.96	–33.61	47.10	–14.96
International	70.42	13.23	–2.48	62.53	–6.08
Total	62.58	11.20	–9.35	60.77	–8.04

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

Since late January 2020, the global spread of the new coronavirus pneumonia epidemic (COVID-19) has led to a sharp decline in aviation demand. As of the end of March, China’s overall epidemic control situation showed a positive trend. Many provinces and cities in China adopted differentiated policies for resuming production and work, and the demand for domestic air passenger transport recovered to a certain extent. However, due to the continuous global spread of COVID-19 and the tightening of international aviation restrictions, the international air passenger traffic has further decreased. The Group has actively responded to changes in market demand, timely adjusted its operation strategy, and vigorously reduced various costs. However, in view of the severe impact of COVID-19 on the civil aviation industry, a substantial loss is expected for the Group’s operating results in the first quarter of 2020 and will adversely affect the operating results in the first half of the year. Investors are reminded of the investment risks.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

17 April 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.